CEL-SCI Corporation
66 Canal Center Plaza, Suite 5l0
Alexandria, VA  22314

This letter will constitute an opinion upon the legality of the sale by certain shareholders of upto
2,300,000 shares of the Company's Common Stock, all as referred to in the Registration Statement on Form
S-1 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement.
In our opinion, the 2,300,000 shares to be sold by the shareholders are and will be legally issued, fully paid and non-assessable.

Very truly yours,
HART & TRINEN
William T. Hart